UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2003

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Cidade de Deus, Osasco, SP, February 19th, 2003

To
Security and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Ref.: Monthly Interest on Own Capital
     . Banco Bradesco S.A.

Dear Sirs,

                    The Board of Executive  Officers of this Bank,  in a meeting held on this date, decided to propose to the Board of Directors, in a meeting to be held on March 5th, 2003:

1.   An increase  in the amount  paid as Monthly  Interest on Own Capital by 20%
     (twenty percent). Such payments, anticipated to the Company's stockholders, will raise from  R$0.0117650  to  R$0.0141180  for commom  stock,  and from
     R$0.0129415  to  R$0.0155298  for  preferred  stock,  both  per  lot of one thousand  stocks,  to take  effect  beginning  with  the  Interest  payment regarding  the month of  March/2003.

     Upon approval of the  proposal,  the payment will be made at the net amount of R$0.0120 for common stock and R$0.0132 to preferred stock,  both per lot of one  thousand  stocks,  after  deduction  of Income  Withholding  Tax of fifteen percent (15%),  except for the legal entity  stockholders  that are exempt from this  respective  taxation,  which will  receive  the  declared amount.

2.   The payment to the Company's stockholders, pursuant to the Corporate Bylaws and legal  provisions,  of interest on own capital  related to the month of
     March/2003,  in the amount of R$0.0141180  for common stock and R$0.0155298 for preferred stock,  both per lot of one thousand  stocks,  benefiting the stockholders  registered in the Company's  records on that date (March 5th,
     2003).

     Upon approval of the proposal,  payment will be made on April 1st, 2003, at the net amount of R$0.0120  for common  stock and  R$0.0132  for  preferred stock,  both per lot of one  thousand  stocks for those  stockholders  with position  equal  to or over  100,000  stocks,  after  deduction  of  Income
     Withholding  Tax of fifteen  percent  (15%),  except  for the legal  entity stockholders  that are exempt  from this  respective  taxation,  which will receive the declared amount.

     For those with  position up to 99,999  stocks,  the payment will be made on
     July 1st,  2003,  but may be  anticipated  if the  stockholder  presents  a written request for that purpose.

     The respective  interest will be computed in the calculation of the minimum compulsory dividend for the year, as provided in the Corporate Bylaws.

     The Interests  relating to stocks under custody at CBLC - Brazilian Company and  Depository  Corporation  will  be  paid  to  CBLC,  independently  the stockholder position, which will be transferred to the stockholders through the depository Brokers.

                                   Cordially,

                               Banco Bradesco S.A.
                            Luiz Carlos Trabuco Cappi
                          Executive Vice President and
                          Investor Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2003

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Trabuco Cappi
Luiz Carlos Trabuco Cappi Executive Vice-President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.